OMV Investor News

February 8, 2007
7.45am (UK time) – 8.45am (CET)

Petrol Ofisi receives tax claim – OMV to be indemnified

- **Petrol Ofisi receives claim of EUR 239 mn for outstanding taxes**
- **Petrol Ofisi disputes validity of claim**
- **OMV to be indemnified by Dogan Group for any resulting losses**

Petrol Ofisi, the Turkish marketing company in which OMV holds a 34% stake, has yesterday received an official payment order from the Turkish Tax Authority, stating that there is a tax claim for the years 2004 and 2005 over EUR 239 mn (YTL 435 mn, including a penalty) related to a transaction in 2002 (merger of İs-Dogan into Petrol Ofisi).

Dogan, Petrol Ofisi's largest shareholder and seller to OMV of its 34% stake, has agreed to protect OMV against any losses arising from tax related matters for periods prior to the purchase. The subject of the current claim falls into this category and OMV would therefore be protected.

Petrol Ofisi strongly disputes the validity of the claim from the tax authorities and intends to fully defend its position.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2006** on March 6, 2007

February 2, 2007
12.40pm (UK time) — 1.40pm (CET)

OMV awarded two new exploration licenses in Norway and two in the United Kingdom

- **Important step to gain ground in E&P business in Norway – strengthen position in the United Kingdom**
- **OMV takes responsibility as operator for new licenses**

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, strengthens its Exploration and Production (E&P) position in its core region North-West Europe by being awarded two offshore exploration licenses in Norway and – at the same time - two offshore exploration licenses in the United Kingdom. OMV will take responsibility as operator for all four licenses. The blocks in Norway are located in the Norwegian Sea and the Barents Sea, the new licenses in the United Kingdom cover two areas located in the Atlantic Ocean to the West of the Shetland Islands. All the licenses are showing strong potential for future growth.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "I am delighted that we have been awarded these licenses in such a competitive environment in our core region North-West Europe, which comprises our activities in the UK, Ireland, the Faroes Island and now also Norway."

Expansion of position in UK

In the United Kingdom, the Department of Trade and Industry (DTI) awarded two licenses to OMV (U.K.) Limited, a 100% subsidiary of OMV Aktiengesellschaft in the course of the 24th licensing round. The new licenses cover two areas encompassing approximately 1,800 sq km located in the Atlantic Ocean to the West of the Shetland Islands and will be operated by OMV (50%) with Dana Petroleum (35%) and Rocksource (15%) as partners. The work programme in the first term will focus on seismic activities.

Important step to gain ground in Norway

In Norway OMV opened an office in Oslo in March 2006. The two licenses have been awarded to OMV Norge, a 100% subsidiary of OMV Exploration & Production GmbH by the Norwegian Ministry of Petroleum and Energy in the course of the APA (Awards in Predefined Areas) 2006 Bid Round. The license in the Barents Sea, which comprises two blocks, will be operated by OMV (50%) with RWE-Dea (30%) and Petoro (20%), the block in the Norwegian Sea will be operated by OMV (70%) with Edison (30%) as a partner. The move into Norway is part of an expansion of OMV's E&P portfolio in line with the company's E&P growth strategy.

Balanced international E&P portfolio

OMV owns a balanced international E&P portfolio in 19 countries organized around six core regions, namely the Danube and Adriatic region, Northern Africa, North-West Europe, the Middle East, Australia/New Zealand and Russia/Caspian. OMV's production volume is approximately 320,000 boe/d, and the company's reserves are approximately 1.4 bn boe.

Background information:

OMV shares in the awarded blocks

Norway/Barents Sea (blocks 7120/3 und 7121/1)

OMV (Norge), operator	50%
RWE-Dea	30%
Petoro	20%

Norway/Norwegian Sea (block 6406/4)

OMV (Norge), operator	70%
Edison	30%

United Kingdom (The Coverage of the license award: Area 1: Quadrant 213. Blocks 9, 10, 14, 15 and Area 2: Quadrant 214. Blocks 4b (split), 5b, 8, 9b, 12 (part), 13 (part) and 14 (part).

OMV (U.K.) Limited, operator	50%
Dana Petroleum	35%
Rocksource	15%

OMV (U.K.) Limited

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London. OMV (U.K.) Limited has currently 10 producing fields and 37 licenses. The average production is about 13,000 barrel of oil equivalent per day (boe/d).

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 19 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2006** on March 6, 2007

Move & More. OMV

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